THE LION ELECTRIC COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

THE LION ELECTRIC COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

1.0Preface
The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the three and nine months ended September 30, 2022. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, as well as the audited annual consolidated financial statements of the Company and the related notes for the years ended December 31, 2021, 2020 and 2019. Some of the information contained in this MD&A contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements”, in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2021, 2020 and 2019, and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. This MD&A reflects information available to the Company as of November 9, 2022, the date of this MD&A.
2.0Basis of Presentation
The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A is based on the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting.
All amounts presented are in United States dollars unless otherwise indicated.
Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
All shares, stock options, warrants and per share information presented in the unaudited condensed interim consolidated financial statements and this MD&A have been adjusted, including on a retroactive basis where necessary for prior periods, to reflect the share split of 1:4.1289 completed in connection with the Company's business combination and plan of reorganization (the “Business Combination”) with Northern Genesis Acquisition Corp. (“NGA”) on May 6, 2021.
Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this MD&A may vary slightly from those obtained by performing the same calculations using the figures in Lion’s unaudited condensed interim consolidated financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.
3.0Caution Regarding Forward-Looking Statements

This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, an arbitration proceeding with one of the Company's suppliers, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that Lion will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any inability to meet its customers’ business needs;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any adverse effects of the Russia-Ukraine war, which continues to affect economic and global financial markets and exacerbate ongoing economic challenges;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to execute the Company's growth strategy;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products;
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;

•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any event or circumstance resulting in the Company's inability to convert its order book into actual sales, including the reduction, elimination or discriminatory application of government subsidies and economic incentives;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs; and
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest and acts of terrorism, the current military conflict between Russia and Ukraine or similar disruptions.
These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
4.0Non-IFRS Measures and Other Performance Metrics
This MD&A makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of this MD&A entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This MD&A also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025. Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See section 10.0 of this MD&A entitled "Order Book" for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.
5.0Company Overview
General
Lion is a corporation existing under the Business Corporations Act (Quebec). Lion believes it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. Lion’s vehicles and technology benefit from over 10 million miles driven by more than 800 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Lion’s line-up of purpose-built all-electric vehicles currently consists of seven urban truck and bus models available for purchase today.

Trucks				Buses
Lion 6 (Class 6 Truck) (1)	Lion 8 (Class 8 Truck) (1)	Lion8 Reefer (1)	Lion8 Refuse (2)	LionC (type C school bus) (1)	LionA (type A school bus) (3)	LionM (shuttle bus) (4)
(1) Models in respect of which commercial production has begun and deliveries have been made.
(2) Commercial production of the Lion8 Refuse is expected to start before the end of 2022.
(3) Commercial production of the LionA (type A school bus) is now expected to start in 2023.
(4) Timing of start of commercial production of the LionM (shuttle bus) is under review by the Company as the design will leverage the same platform as the LionA and will be contingent on customer demand.

The expected commercial production timeline of the above models is dependent on various risks and uncertainties, including those described in section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements". Also see section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.

Lion’s current development pipeline consists of six additional all-electric urban vehicles.

Trucks					Bus
Lion8 Tractor Truck*	Lion Ambulance*	Lion5 (Class 5 Truck)*	Lion Utility Truck*	Lion Bucket Truck*	Lion D (type D school bus)*
* For the above models included in the Company’s pipeline of products, management currently expects commercial production to start according to the following schedule: (i) Lion8 Tractor Truck: first half of 2023, which timing may be subject to change or delays, and will be dependent upon the availability of battery packs, in respect of which the Company has entered into a multi-year supply agreement with Romeo Systems (now a subsidiary of Nikola Corporation) and the Company has experienced delays and challenges in respect of outstanding orders, the whole as further discussed under “Cost of Raw Material and Supplies” in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”; (ii) Lion Ambulance: first half of 2023, (iii) Lion5 (Class 5 Truck): first half of 2023, (iv) Lion Utility Truck: 2023, (v) Lion Bucket Truck: before the end of 2022, and (iv) LionD (type D school bus): first half of 2023. The expected commercial production timeline is dependent on various risks and uncertainties, including those described in section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements". Also see section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.
Lion’s EVs are tailored to satisfy the needs of its customers and are designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.
Like others in the EV space, Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing (including through the LionCapital Solutions division), purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion's EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has Experience Centers strategically located in key markets in the United States and Canada. Lion currently has twelve Experience Centers strategically located in key markets.
The Company currently has approximately 1,350 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

Lion’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and includes an in-house R&D and testing center. In addition, Lion is working on the construction of a new leased U.S. manufacturing facility in Joliet, Illinois (the "Joliet Facility") which will be the Company's biggest footprint in the United States and will support the Company in addressing the increasing demand in the marketplace for "Made in America" zero-emission vehicles, and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec (the "Lion Campus"), which will be highly automated and is expected to focus on the production of battery packs and modules made from Lithium-ion.

Facility	Principal Production Activity	Approximate Square Footage	Estimated Annual Capacity at Full Scale (1)
Saint-Jerome, Qc Canada	Head Office Manufacturing Facility In-house R&D Testing Center	200,000	2,500 vehicles
Joliet, IL, United States	Manufacturing Facility	900,000	20,000 vehicles
Mirabel, Qc, Canada	Battery Manufacturing Facility	175,000	5 gigawatt hours
(1) Represents management’s estimates of the projected annual vehicle production capacity at the facility after completion of the production ramp-up and scale-up of manufacturing operations. Such estimates have been prepared on the basis of current footprint and projected work stations and equipment. See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".
See section 8.0 entitled "Operational Highlights" for more information related to Joliet Facility and the Lion Campus.
6.0Research and Development
Lion’s team of over 300 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.
7.0Financial Highlights
For the three months ended September 30, 2022, the Company's financial performance was the following when compared to the three months ended September 30, 2021:
•Delivery of 156 vehicles, an increase of 116 vehicles, as compared to the 40 delivered in the same period last year.
•Revenue of $41.0 million, up $29.1 million, as compared to $11.9 million in Q3 2021.
•Gross loss of $3.8 million, as compared to gross loss of $1.2 million in Q3 2021.
•Net loss of $17.2 million, as compared to net earnings of $123.0 million in Q3 2021. Net earnings for Q3 2021 included a $138.4 million gain related to non-cash decrease in the fair value of share warrant obligations (as compared to a $7.6 million gain related to non-cash decrease in the fair value of share warrant obligations in Q3 2022).
•Adjusted EBITDA1 of negative $15.1 million, as compared to negative $8.8 million in Q3 2021, after mainly adjusting for certain non-cash items such as change in fair value of share warrant obligations and share-based compensation.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $29.4 million, up $24.4 million, as compared to $5.0 million in Q3 2021. See section 5.0 of this MD&A entitled "Company Overview" and section 8.0 of this MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $18.2 million, up $8.7 million, as compared to $9.5 million in Q3 2021.
1 Adjusted EBITDA is a non-IFRS financial measure. See section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics.”

•Drawdowns of $45.2 million during the quarter under the Revolving Credit Agreement, the Investissement Quebec loan, and the Strategic Innovation Fund of the Government of Canada loan, and issuances of $19.2 million under the ATM program, for total proceeds of $64.4 million,
8.0Operational Highlights
Joliet Facility

During the quarter, the Company substantially completed the construction of the school bus production area of the plant and continued to manufacture LionC units for purpose of preparing working stations set up and employee training at the Joliet Facility. The Company is progressing on hires, which are currently focused on plant-level management and in line with the plan to focus on school bus production. The building and tenant improvements, as well as the installation of school bus production stations are expected to be substantially completed near the end of 2022. On November 2, 2022, the Company announced that it completed the assembly of its first zero-emission LionC school bus at the Joliet Facility.
As of September 30, 2022, capital expenditures incurred by the Company since the beginning of the project totaled approximately $66 million, including approximately $17 million incurred during the third quarter, and a total of $53 million (including a $10 million deposit made by the Company for automated guided vehicle equipment (AGVs) which was since then reimbursed by a third party who will begin leasing the equipment to the Company in early 2023) incurred during the nine months ended September 30, 2022. Capital expenditures incurred to date mostly relate to tenant improvements and production equipment. In addition, as of September 30, 2022, approximately $19 million ($12 million for the remainder of 2022 and $7 million in 2023) were committed towards tenant improvement work and the purchase and installation of critical production and other equipment for the project. In addition, the Company's contractual lease obligations related to the facility represent approximately $72 million over a 15-year period.
The estimated total investment by the Company for the Joliet Facility to achieve full scale is expected to amount to approximately $150 million. The timing of the finalization of the Joliet Facility, including the timing of installation of truck production stations and additional equipment to increase production rates (and the related capital expenditures) has been, and will continue to be, reassessed by management from time to time, depending upon prevailing economic conditions, the demand environment for the Company's products, and the Company's growth and liquidity profile. As a result of the foregoing, the Company now expects capital expenditures towards the Joliet Facility for fiscal 2022 to amount to approximately $65 million (as compared to $80 million as previously disclosed), of which approximately $12 million is expected to be incurred during the fourth quarter of 2022. Depending on its liquidity profile, the Company expects to further review the cadence of its investments relating to the Joliet Facility and to take additional measures, if necessary, to optimize its required production capacity in light of projected deliveries.

See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".
Lion Campus

During the quarter, the Company continued to produce additional prototype battery packs at JR Automation’s facility in Troy, Michigan where the prototype line has been in operation for testing purposes. The assembly line is expected to be transferred to Mirabel in the next few weeks once final onsite preliminary testing is complete. Lion expects that battery pack testing and certification for the first pack model will be completed and that pack production will begin in Mirabel before the end of 2022. After the start of battery production at the Lion Campus, the Company will focus on progressively integrating its proprietary battery packs into its vehicles and gradually reducing its reliance on third party batteries.
The construction work in the battery production area of the battery plant building is substantially completed and the entire battery manufacturing facility is expected to be completed before the end of

2022. In addition, the shell of the Innovation center building is expected to be completed by the end of 2022.

As of September 30, 2022, capital expenditures incurred by the Company since the beginning of the project totaled approximately $57 million, including $11 million incurred during the third quarter and a total of $50 million incurred during the nine months ended September 30, 2022. In addition, as of September 30, 2022, the Company also had commitments relating to the construction and the purchase of critical equipment for the project representing approximately $41 million ($35 million for the remainder of 2022 and $6 million in 2023).

The estimated total investment by the Company for the Lion Campus to achieve full scale is expected to amount to approximately C$225 million (which represented at the time such estimates were made approximately $180 million, using the then applicable currency exchange rate). As for the Joliet Facility, the timing of the finalization of the Lion Campus has been, and will continue to be, reassessed by management from time to time, depending upon prevailing economic conditions, the demand environment for the Company's products, and the Company's growth and liquidity profile. As a result of the foregoing, the Company now expects to incur approximately $85 million in capital expenditures and R&D in 2022 in order to achieve commercial production of battery modules and packs at the plant (as compared to $100 million as previously disclosed), of which approximately $35 million is expected to be incurred during the fourth quarter of 2022. Depending on its liquidity profile, the Company expects to further review the cadence of its investments relating to the Lion Campus and to take additional measures, if necessary, to optimize its required production capacity in light of projected deliveries.
In connection with the Lion Campus, the Company has engaged an advisor to assist in evaluating the opportunity to enter into a sale and leaseback of the battery plant building. Such opportunity will be dependent upon market conditions and the negotiation of satisfactory arrangements with a potential buyer and there is no certainty that any such transaction will be completed.

See section 3.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".

U.S. Environmental Protection Agency (EPA) Announcement Regarding School Bus Program

On September 29, 2022 the EPA announced it would nearly double the funding awarded for clean school buses this year following increased demand, with school districts from all 50 states applying for the 2022 Clean School Bus Program. In May 2022, the EPA had announced the availability of $500 million under the first round of funding of the EPA Clean School Bus Program, which President Biden’s Bipartisan Infrastructure Law created with a $5 billion investment for low- and zero-emission school buses over a period of five years. Following strong demand from school districts across the United States, the EPA announced that it would be increasing the amount of funding to be awarded this year to $965 million. Furthermore, the EPA announced that through future rounds of funding, the EPA will make available another $1 billion in funding for clean school buses in 2023.

Lion all-electric school buses are eligible for up to $375,000 per bus in funding for priority districts, which can represent up to 100% of an all-electric school bus price, while other eligible districts can receive up to $250,000 per bus, thus largely aligning the up front price of an electric bus to that of a conventional internal combustion engine vehicle. EnergyStar certified charging infrastructure is also eligible for funding, which LionEnergy can also help customers securing and installing.

Transport Canada Medium and Heavy-duty Zero-Emission Vehicles ("iMHZEV") Program

On July 19, 2022, Lion announced that its customers in Canada can now receive up to C$150,000 in funding under Transport Canada's newly launched Incentives for Medium and Heavy-duty Zero-Emission Vehicles ("iMHZEV") Program. Under this new program, the Canadian Federal Government is providing nearly C$550 million in funding for the purchase or lease of medium and heavy-duty trucks over the next four years. All models in Lion's current lineup of all-electric trucks are eligible to receive incentive funds under the iMHZEV Program. This includes C$100,000 for the Lion5, Lion6, Lion8P straight truck, Lion8 Bucket and Lion8 Refuse ASL, along with C$150,000 in funding for the Lion8T. These funding amounts apply to all available battery configurations and can be combined, or "stacked," with other available provincial, municipal, utility and other available incentives, such as Quebec's Ecocamionnage program and British Columbia's Specialty-Use Vehicle Incentive Program.
Global Supply Chain
Global supply chain challenges continue to be exacerbated by labor shortages and other global economic uncertainties and events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. Therefore, the Company has from time-to-time experienced shortages of raw materials and components, and labor which, in turn, resulted in production slowdowns. These slowdowns have impacted the Company’s ability to deliver finished units to clients, in turn negatively impacting profitability and decreasing cash flows from operations.

To date, no contract penalties have been incurred by the Company as a result of such global supply chain challenges. In certain cases, supply chain challenges have contributed to delays in the rollout of certain products, which have resulted in the loss of a given subsidy or incentive for a client, or have forced a client to reallocate annual spending, which in turn may have contributed to the cancellation of certain orders. In other cases, such challenges have required the Company to collaborate with its clients to agree on updated delivery periods or otherwise enter into new purchase orders.

In its efforts to mitigate the impact of global supply chain challenges, the Company continues to focus on the management of inventory for critical components such as batteries and motors and to increase it reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring the situation and expects to continue implementing measures that will contribute to mitigate these issues. In addition, the Company has continued to roll out near-term price increases in certain markets.

See section 11.0 of this MD&A entitled "Key Factors Affecting Lion's Performance".

9.0Recent Developments

Finalta-CDPQ Loan Agreement

On November 8, 2022, the Company entered into a loan agreement (the "Finalta-CDPQ Loan Agreement") with Finalta Capital Fund, L.P. (“Finalta”), as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million), and bears interest at the rate of 10.95% per annum. An aggregate amount of $22.2 million (C$30 million) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement. A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021. See “Finalta-CDPQ Loan Agreement” under section 16.0 entitled “Liquidity and Capital Resources” of this MD&A.

10.0Order Book2
As of November 9, 2022, Lion’s vehicle order book stood at 2,408 all-electric medium- and heavy-duty vehicles, consisting of 323 trucks and 2,085 buses, representing a combined total order value of approximately $575 million as calculated per management's methodology further described below. Additionally, LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 239 charging stations, representing a combined total order value of approximately $4.0 million as of November 9, 2022 as calculated per management's methodology further described below.

Order Book Methodology

General Principle
The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025.
Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.
Delivery Periods
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.
Purchase orders and applications generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of November 9, 2022 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further
2 See subsections "Order Book" and "Order Book Methodology" within section 4.0 of this MD&A entitled “Non-IFRS Measures and Other Performance Metrics”.

described herein, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.
Pricing
When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric
The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.
The Company’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.
The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021. For instance, a customer may default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the orders included in the order book are subject to conditions relating to the granting of governmental subsidies and incentives or the timing of deliveries and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy, under the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (ZETF), and under California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). The termination, modification, delay or suspension of any such governmental subsidies and incentives could result in delayed deliveries or the cancellation of all or any portion of such orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.
The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021, and 345 vehicles during the nine months ended September 30, 2022. As of November 9, 2022, the Company’s vehicle order book stood at 2,408 vehicles. The execution of the Company’s growth strategy and the conversion of its order book will therefore require significant ramp-up in its production. While the Company’s Saint-Jerome facility currently has an annual production capacity of 2,500 vehicles at full scale and the Company is in the process of establishing its operations at the Joliet Facility and the Lion Campus, the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of November 9, 2022, 400 units included in the order book, representing a combined total order value of approximately $165 million, related to products which had been developed and were being sold, but that were not currently in commercial production. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See section 3.0 of this MD&A entitled “Caution Regarding Forward-Looking Statements”.

11.0     Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success are dependent on multiple factors that present significant opportunities, but also pose risks and challenges, including those discussed below and those discussed in section 23.0 entitled “Risk Factors” of the Company's MD&A for the years ended December 31, 2021, 2020 and 2019 and in Item 3.D entitled “Risk Factors” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

Customer Demand for Electrification

The demand for Lion's vehicles is highly dependent upon the general customer demand for electric vehicles. The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. While Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets, its performance and future success will be largely influenced by the rates of adoption of electric vehicles by customers in markets in which it operates. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles. In addition, in order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which are expected to require significant capital and operating expenses.

Global Supply Chain

Global supply chain challenges continue to be exacerbated by labor shortages and other global economic uncertainties and events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, (including battery cells and packs), component price inflation, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns for manufacturers. While the availability of certain vital components has somewhat improved, increased commodity pricing on battery cells and other components resulting from those global supply chain challenges continues to put significant strain on the supply chain system. The Company’s supply for battery cells, battery packs and modules and other raw materials is critical in allowing the Company to scale its operations and execute on its growth strategy, such that any supply delay or vulnerability in the battery cell supply chain could cause delays in the availability of the Company’s products. Labor shortages may impact the Company and its suppliers. They may manifest themselves in the form of employee turnover, departures, and demands for higher wages which, in turn, may result in operations at reduced capacity, therefore resulting in lower production and deliveries, delayed growth plans, and may pose additional challenges related to employee compensation. In addition, the Company may need to continue to incur increasing freight and logistic expenses to expedite delivery of components used in its vehicles and to proactively increase inventory levels, particularly considering ongoing supply chain disruptions which may continue for the foreseeable future. Therefore, the Company has from time-to-time experienced shortages of raw materials and components, and labor which, in turn, resulted in production slowdowns. These slowdowns can impact the Company's ability to deliver finished units to clients, which, in turn, may negatively impact profitability and decreasing cash flows from operations. As the Company ramps up its production and launches new products, challenges associated to global supply chain issues could be exacerbated.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies. However, if the cost of electric vehicles does not decrease over time, and subsidies expire, Lion's future sales could be negatively impacted.

Product Development and Manufacturing

Lion’s success will depend on its ability to economically develop, manufacture and sell its vehicles at scale and meet its customers’ business needs, which, to a certain extent, will be dependent on its ability to successfully and effectively introduce new products. While Lion's line-up of purpose-built all-electric vehicles currently consists of seven urban truck and bus models available for purchase today, Lion continuously assesses the timing and allocation of resources with respect to the development of other products. See section 5.0 entitled “Company Overview” of this MD&A for a description of Lion’s current product development pipeline. In addition, vehicle manufacturers often experience, and the Company has in the past experienced delays in the design and launch of new products. Any delay in the financing, design, production and launch of new models or in doing so cost-effectively and with high quality, or any failure by the Company to satisfy the needs and requirements of its customers in terms of products, specifications and services, could harm the Company’s reputation and brand.

While the Company’s Saint-Jerome facility currently has an annual production capacity of 2,500 vehicles at full scale and the Company is in the process of establishing its operations at the Joliet Facility and the Lion Campus, the Company has limited experience to date in high volume manufacturing of its vehicles. Any failure by the Company to successfully develop it vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

Regulatory Landscape and Government and Economic Incentives

Lion competes in an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations are expected to continue to become increasingly stringent over time, especially with respect to the use of diesel vehicles, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Quebec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion has entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, the Company remains exposed to multiple risks relating to price fluctuations and other factors for lithium-ion batteries. In particular, the inability of the Company’s current or future battery manufacturers to sustainably meet the Company’s timelines, or cost, quality and volume needs may negatively impact the Company, force the redesign of certain of its models or translate in the cancellation of orders or the loss of certain clients or sales.

While the Company intends to produce at the Lion Campus its own battery packs and modules with lithium-ion battery cells sourced from third-party suppliers in the future, the mass production of such battery packs and modules, and their integration into all of the Company’s models, will require significant capital investments and time. The Company continues to rely on third party suppliers with respect to battery packs and modules. As previously disclosed, the Company entered into a multi-year supply contract with Romeo Systems, Inc. (“Romeo”) (now a subsidiary of Nikola Corporation) in November 2020 pursuant to which the Company has committed to purchase from Romeo, and Romeo has committed to supply to the Company, battery packs, subject to an agreed upon maximum purchase price. To date, the Company has outstanding purchase orders for battery packs in the aggregate amount of approximately $14 million, and the Company has experienced delays in respect of the deliveries of certain orders and has received indications that Romeo may not fully comply with its obligations under the contract. The Company initiated, on a confidential basis, arbitration proceedings in order to enforce the terms and conditions of the contract. While the Company continues to monitor the situation closely, including in light of the fact that Romeo has recently been acquired by Nikola Corporation, another manufacturer of electric vehicles which is also relying on battery packs and modules, there could be delays or challenges associated with the supply from Romeo on the terms initially agreed upon, which could, among other things, adversely impact the Company’s manufacturing activities and results of operations, including the deliveries of Lion8T models.

The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if its suppliers are unable or unwilling to fulfill purchase orders submitted by the Company and/or if the Company is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in US dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company's main manufacturing operations are currently located in Canada. Suppliers of the Company are located in Canada, the United States and other foreign jurisdictions. The Company’s current indebtedness is mainly denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in US dollars are and are expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Current situation with regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public, which impacted Lion’s operations. From time to time, these measures have resulted either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility. In some cases, the relaxation of such measures has been followed by actual or contemplated returns to stringent restrictions on gatherings or commerce, including in parts of Canada and the United States. These measures have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.
There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic significantly negatively impacted the global economy since March 2020 and may continue to do so in the future. Global conditions that originated during the pandemic continue to persist and have had and will continue to have a long-lasting adverse impact on Lion's business and its industry. For example, labor shortages resulting from the pandemic may lead to increased difficulty in hiring and retaining manufacturing employees, as well as increased labor costs for Lion and its suppliers. In addition, increased costs and/or delays in the Company's ramp-up and growth projects such as the industrialization of the Joliet Facility and the construction of the Lion Campus could be exacerbated by the current pandemic conditions. Given the dynamic nature of the pandemic, the full extent to which COVID-19 (including as a result of the currently prevalent variants and the potential emergence of other variants of the virus in the future) impacts Lion’s business or the global economy and the markets in which Lion operates and sells its products, including Canada and the United States, will depend on unknown future developments which Lion cannot predict. Accordingly, as of the date of this MD&A, management continues to closely monitor the evolving situation.

12.0     Components of Results of Operations
Revenues
To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.
Cost of Sales
Lion’s cost of sales includes material costs, transportation and logistics costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.
Administrative Expenses
Administrative expenses consist of non-manufacturing facility leasing, share-based compensation, as well as employee benefits for management, information technology, human resources, accounting, legal, investor relations, and other general administrative functions. Administrative expenses also include professional fees, non-manufacturing depreciation expense, and non-manufacturing related insurance costs (including director and officer insurance). Lion expects its cash-based administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business.
Selling Expenses
Selling expenses consist of salaries and other similar expenses related to Lion’s bus and truck sales force and employee benefit costs, share-based compensation, business development, aftermarket sales and advertising, marketing and communications. Lion expects its cash-based selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.
Transaction Costs
Transaction costs consist of banking, legal, and other professional fees incurred in connection with the Business Combination.

Finance Costs
Finance costs consists primarily of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares (which were outstanding prior to the Business Combination), and non-cash accretion and revaluation expenses on the balance of purchase price payable related to the acquisition of dealership rights.
Foreign Exchange Loss (Gain)
Foreign exchange gains and losses represent the gains and losses on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.
Change in Fair Value of Share Warrant Obligations
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc. (the "Specified Customer"), the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.
At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66. The Specified Customer Warrant grants the Warrantholder the right to acquire up to 35,350,003 common shares of Lion.
There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 5,302,511 common shares of Lion. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.
Lion determined that the Specified Customer Warrant is a derivative instrument and is classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of Lion (a “Lion Warrant”), at a price of $11.50 per share. A total of 27,111,741 NGA Warrants were converted into

27,111,741 Lion Warrants, 15,972,672 of which were public Lion Warrants and 11,139,069 of which were private Lion Warrants.
The Company determined that the warrants are derivative instruments and are classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each public Lion Warrant entitles the holder to purchase one common share of Lion for a price $11.50 per share. The public Lion Warrants (all of which are exercisable and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation), may be redeemed by the Company, in whole at a price of $0.01 per public Lion Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Lion Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Lion Warrant entitles the holder to purchase one common share of Lion for a price of $11.50 per share. Any of the private warrants (all of which exercisable and will expire five years after the completion of the Business Combination) that is held by Northern Genesis Sponsor LLC or its permitted transferees may not be redeemed by the Company so long as they are held by any such person.

13.0     Results of Operations
Comparison of quarterly results
Lion’s results of operations for the three and nine months ended September 30, 2022 and 2021 are presented below:

	(Unaudited) - three months ended				(Unaudited) - nine months ended
	Sep 30, 2022	Sep 30, 2021	Variation	% Change	Sep 30, 2022	Sep 30, 2021	Variation	% Change
	(dollar amounts in thousands, except share and per share data)

Revenue	$40,978	$11,925	$29,053	244%	$93,146	$34,840	$58,306	167%
Cost of sales	$44,798	$13,153	$31,645	241%	$101,328	$36,974	$64,354	174%
Gross loss	$(3,820)	$(1,227)	$(2,592)	n.a.	$(8,183)	$(2,134)	$(6,048)	n.a.
Gross loss margin	(9.3)%	(10.3)%	n.a.	1.0%	(8.8)%	(6.1)%	n.a.	(2.7)%

Operating expenses:
Administrative expenses	$12,166	$9,969	$2,197	n.m.	$34,846	$66,241	$(31,395)	n.m.
Selling Expenses	$5,233	$5,208	$24	n.m.	$17,331	$22,930	$(5,599)	n.m.
Transaction costs	$—	$—	$—	n.m.	$—	$13,655	$(13,655)	n.m.
Operating loss	$(21,218)	$(16,405)	$(4,813)	n.m.	$(60,359)	$(104,961)	$44,601	n.m.

Finance costs	$1,500	$229	$1,271	555%	$1,847	$7,139	$(5,292)	(74)%
Foreign exchange loss (gain)	$2,124	$(1,224)	$3,348	n.m.	$1,414	$(1,300)	$2,714	n.m.
Change in fair value of share warrant obligations	$(7,643)	$(138,424)	$130,781	n.m.	$(86,034)	$(39,209)	$(46,825)	n.m.
Earnings (loss) before income taxes	$(17,200)	$123,013	$(140,213)	n.m	$22,414	$(71,591)	$94,005	n.m

Income taxes	—	—	—	n.m	—	—	—	n.m
Net earnings (loss)	$(17,200)	$123,013	$(140,213)	n.m.	$22,414	$(71,591)	$94,005	n.m.

Foreign currency translation adjustment	$(17,006)	$1,004	$(18,010)	n.m.	$(21,833)	$(2,017)	$(19,816)	n.m.

Comprehensive Earnings (loss)	$(34,206)	$124,017	$(158,223)	n.m.	$581	$(73,608)	$74,189	n.m.

Basic and diluted earnings (loss) per share (1)	$(0.09)	$0.60	$(0.69)	n.m.	$0.12	$(0.47)	$0.59	n.m.

Basic weighted average number of common shares outstanding	191,791,723	189,007,819	2,783,904	n.a.	190,605,623	152,985,749	37,619,874	n.a.

Diluted weighted average number of common shares outstanding	191,791,723	204,709,857	-12,918,134	n.a.	197,936,858	152,985,749	44,951,109	n.a.

n.a. = not applicable
n.m. = not meaningful

(1) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”

Revenue

For the three months ended September 30, 2022, revenue amounted to $41.0 million, an increase of $29.1 million compared to $11.9 million for the three months ended September 30, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 116 units, from 40 units (28 school buses and 12 trucks; 28 vehicles in Canada and 12 vehicles in the U.S.) for the three months ended September 30, 2021, to 156 units (108 school buses and 48 trucks; 140 vehicles in Canada and 16 vehicles in the U.S.) for the three months ended September 30, 2022. Revenues for the three months ended September 30, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels, as well as challenges associated with the production ramp-up and the development of certain models as further described in section 11.0 of this MD&A entitled “Key Factors Affecting Lion’s Performance”.

For the nine months ended September 30, 2022, revenue amounted to $93.1 million, an increase of $58.3 million compared to $34.8 million for the nine months ended September 30, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 220 units, from 125 units (94 school buses and 31 trucks; 91 vehicles in Canada and 34 vehicles in the U.S.) for the nine months ended September 30, 2021, to 345 units (270 school buses and 75 trucks; 311 vehicles in Canada and 34 vehicles in the U.S.) for the nine months ended September 30, 2022. Revenues for the nine months ended September 30, 2022 were impacted by continuing global supply chain challenges, which required the Company to delay the final assembly of certain vehicles and resulted in increased inventory levels

Cost of Sales

For the three months ended September 30, 2022, cost of sales amounted to $44.8 million, representing an increase of $31.6 million, compared to the three months ended September 30, 2021. For the nine months ended September 30, 2022, cost of sales amounted to $101.3 million, representing an increase of $64.4 million, compared to the nine months ended September 30, 2021. The increase for both periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity for future quarters, higher raw material and commodity costs, and the impact of continuing global supply chain challenges.

Gross Loss

For the three months ended September 30, 2022, gross loss increased by $2.6 million to $3.8 million, compared to $1.2 million for the three months ended September 30, 2021. For the nine months ended September 30, 2022, gross loss increased by $6.0 million to $8.2 million, compared to $2.1 million for the nine months ended September 30, 2021. The increase in gross loss for both periods was mainly due to the impact of increased fixed manufacturing and inventory management system costs related to the ramp-up of production capacity for future quarters, higher raw material and commodity costs, and the impact of continuing global supply chain challenges, partially offset by the positive gross profit impact of increased sales volumes.

Administrative Expenses

For the three months ended September 30, 2022, administrative expenses increased by $2.2 million from $10.0 million for the three months ended September 30, 2021, to $12.2 million. Administrative expenses for the three months ended September 30, 2022 included $2.0 million of non-cash share-based compensation, compared to $4.5 million for three months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $5.5 million for the three months ended September 30, 2021 to $10.2 million for the three months ended September 30, 2022. The increase was mainly due to an increase in expenses resulting from the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

For the nine months ended September 30, 2022, administrative expenses decreased by $31.4 million from $66.2 million for the nine months ended September 30, 2021, to $34.8 million. Administrative expenses for the nine months ended September 30, 2022 included $7.4 million of non-cash share-based compensation, compared to $52.3 million for the nine months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $13.9 million for the nine months ended September 30, 2021 to $27.4 million for the nine months ended September 30, 2022. The increase was mainly due to an increase in expenses as a result of Lion becoming a public company in May 2021, an increase in expenses resulting from the expansion of Lion’s head office capabilities in anticipation of an expected increase in business activities, as well as professional fees related to supply chain and strategic project optimization initiatives.

Selling Expenses
For the three months ended September 30, 2022, selling expenses were similar to the three months ended September 30, 2021, at $5.2 million. Selling expenses for the three months ended September 30, 2022 included $0.7 million of non-cash share-based compensation, compared to $1.5 million for three months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $3.7 million for the three months ended September 30, 2021 to $4.5 million for the three months ended September 30, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

For the nine months ended September 30, 2022, selling expenses decreased by $5.6 million, from $22.9 million for the nine months ended September 30, 2021, to $17.3 million. Selling expenses for the nine months ended September 30, 2022 included $2.5 million of non-cash share-based compensation, compared to $13.7 million for the nine months ended September 30, 2021. Excluding the impact of non-cash share-based compensation, selling expenses increased from $9.2 million for the nine months ended September 30, 2021 to $14.8 million for the nine months ended September 30, 2022. The increase was primarily due to Lion expanding its sales force in anticipation of the ramp-up of production capacity, and an increase in expenses as a result of the opening and operations of new Experience Centers.

Transaction costs
Transaction costs of $13.7 million for the nine months ended September 30, 2021 were related to the completion of the Company's business combination and plan of reorganization on May 6, 2021 pursuant to which Lion became a public company (the "Business Combination") and were mainly composed of legal, banking, and other professional fees.

Finance Costs

For the three months ended September 30, 2022, finance costs increased by $1.3 million, from $0.2 million for the three months ended September 30, 2021, to $1.5 million. The increase was driven primarily by higher interest expense on long-term debt, due to higher debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the Investissement Quebec loan, and the Strategic Innovation Fund of Canada loan, as well as an increase in interest costs related to lease liabilities.

For the nine months ended September 30, 2022, finance costs decreased by $5.3 million, from $7.1 million for the nine months ended September 30, 2021, to $1.8 million. The decrease was driven primarily by lower interest expense on long-term debt, the non-recurrence of interest expense on convertible debt instruments and accretion expense on retractable common shares which were repaid on May 6, 2021, and the gain on derecognition of a financial liability (which occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022), partially offset by an increase in interest costs related to lease liabilities.

Foreign Exchange Loss (Gain)
Foreign exchange gains and losses relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. Foreign exchange loss for the three months ended September 30, 2022, was $2.1 million compared to a gain of $1.2 million for the three months ended September 30, 2021, largely as a result of a weakening of the Canadian dollar relative to the US dollar during the three months ended September 30, 2022, as compared to the three months ended September 30, 2021.

Foreign exchange loss for the nine months ended September 30, 2022, was $1.4 million compared to a gain of $1.3 million for the nine months ended September 30, 2021, largely as a result of a weakening of the Canadian dollar relative to the US dollar during the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021.

Change in fair value of share warrant obligations
Share warrant obligations relate to the warrants issued to a specified customer in July 2020 and the public and private warrants issued as part of the closing of the Business Combination on May 6, 2021. Change in fair value of share warrant obligations resulted in a gain of $7.6 million for the three months ended September 30, 2022, compared to a gain of $138.4 million for the three months ended September 30, 2021, and resulted in a gain of $86.0 million for the nine months ended September 30, 2022, compared to a gain of $39.2 million for the nine months ended September 30, 2021. The gains for the three and nine months ended September 30, 2022 result mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Net Earnings (Loss)
For the three months ended September 30, 2022, net loss was $17.2 million, as compared to net earnings of $123.0 million for the three months ended September 30, 2021. The reduction in net earnings (loss) for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 was largely due to the higher gain related to the fair value of share warrant obligations during the three months ended September 30, 2021, discussed in “Change in fair value of share warrant obligations” above, higher gross loss, higher administrative and selling expenses (excluding share-based compensation), and higher finance costs and foreign exchange losses, partially offset by lower non-cash share-based compensation.

For the nine months ended September 30, 2022, net earnings were $22.4 million, as compared to net loss of $71.6 million for the nine months ended September 30, 2021. The increase in net earnings (loss) for the three months ended September 30, 2022 compared to the nine months ended September 30, 2021 was largely due to the larger gain related to the fair value of share warrant obligations during the nine months ended September 30, 2022, lower non-cash share-based compensation, the non-recurrence of transaction costs incurred during the nine months ended September 30, 2021, and lower finance costs, partially offset by the gross loss, higher administrative and selling expenses (excluding share-based compensation), and higher foreign exchanges losses.

Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (amounts in thousands, except per share amounts or otherwise indicated)	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020

Revenue	$40,978	$29,521	$22,647	$22,870	$11,925	$16,689	$6,225	$13,504
Net earnings (loss)(1)	$(17,200)	$37,511	$2,102	$28,266	$123,013	$(178,490)	$(16,114)	$(52,982)
Net earnings (loss) per share
Basic (2)	(0.09)	0.20	0.01	0.15	0.65	(1.13)	(0.15)	(0.48)
Diluted (2)	(0.09)	0.19	0.01	0.14	0.60	(1.13)	(0.15)	(0.48)
Weighted average number of shares outstanding (in thousands)
Basic	191,792	190,003	190,003	189,721	189,008	158,200	110,551	110,551
Diluted	191,792	196,667	198,499	198,898	204,710	158,200	110,551	110,551
(1) Net loss for the three months ended December 31, 2020 has been adjusted to exclude an amount of approximately $1.2 million relating to manufacturing and transport costs incurred and accounted for in the nine months ended September 30, 2020 and which were capitalized to inventories during the three months ended December 31, 2020 as part of the Company's year-end audit procedures. Including the impact of these aforementioned items, net loss for the three months ended December 31, 2020 was approximately $51.8 million.
(2) All amounts have been adjusted to reflect the share split completed in connection with the Business Combination. See section 2.0 of this MD&A entitled “Basis of Presentation.”
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Reconciliation of Adjusted EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Unaudited - three months ended September 30,		Unaudited - nine months ended September 30,
	2022	2021	2022	2021
	(in thousands)		(in thousands)

Revenue	$40,978	$11,925	$93,146	$34,840

Net earnings (loss)	$(17,200)	$123,013	$22,414	$(71,591)
Finance costs	$1,500	$229	$1,847	$7,139
Depreciation and amortization	$3,046	$1,369	$7,769	$3,617
Share-based compensation(1)	$2,682	$5,996	$9,840	$66,001
Change in fair value of share warrant obligations(2)	$(7,643)	$(138,424)	$(86,034)	$(39,209)
Foreign exchange loss (gain)(3)	$2,124	$(1,224)	$1,414	$(1,300)
Transaction and other non-recurring expenses(4)	$363	$283	$1,895	$15,199
Income taxes	–	–	–	–
Adjusted EBITDA	$(15,126)	$(8,757)	$(40,855)	$(20,144)
(1)Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of stock options issued to participants under Lion’s stock option plan as described in note 10 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2022 and 2021.
(2)Represents non-cash change in the fair value of the share warrant obligations as described in note 9 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2022 and 2021.
(3)Represents non-cash losses (gains) relating to foreign exchange translation.
(4)For the three and nine months ended September 30, 2022, represents professional fees related to supply chain and project optimization initiatives and other non-recurring professional fees. For the three and nine months ended September 30, 2021, represents transaction costs related to the Business Combination which was completed on May 6, 2021, professional fees related to financing transactions, and other non-recurring professional fees.

14.0     Financial Position
The following table sets out selected information related to the financial position of Lion as of September 30, 2022, and December 31, 2021 as well as explanations for variations:

(Unaudited) dollar amounts in thousands	Sep 30, 2022	Dec 31, 2021	Variation	Explanation of Variation
	$	$
Cash	66,613	241,702	(175,089)	See section 16.0 of this MD&A entitled "Liquidity and Capital Resources"
Accounts receivable	53,809	37,899	15,910	Increase is mainly due to higher sales volumes in the third quarter of fiscal 2022 as compared to the fourth quarter of fiscal 2021
Inventories	164,089	115,979	48,110	Mainly due to higher volumes of raw materials, work in process, and finished goods inventories in line with the Company's ramp-up of manufacturing activities
Current assets	288,235	400,227	(111,992)	Mainly due to lower cash and cash equivalents offset by increases in inventories and accounts receivable as explained above
Property, plant and equipment	123,847	32,668	91,179	Mainly due to spending related to the Joliet Facility and Lion Campus projects
Right-of-use assets	61,793	60,902	890	Mainly due to the addition related to the Lion Campus land leases, almost entirely offset by depreciation
Intangible assets	125,857	81,900	43,957
Mainly due to development costs capitalized related to enhancing existing vehicles and features, developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems

Total assets(1)	614,139	590,604	23,534	Mainly due to factors explained above
Trade and other payables	75,643	40,410	35,233	Mainly due to increase in purchases of raw material and property, plant and equipment
Current liabilities	90,519	58,116	32,402	Mainly due to factors explained above
Lease liabilities	59,234	57,518	1,716	Mainly due to the addition related to the Lion Campus land leases, partially offset by lease payments
Non-current financial liabilities(1)	66,093	106,288	(40,195)	Mainly due to the market price of Lion equity as compared to the previous valuations of outstanding share warrant obligations, partially offset by draws under the Revolving Credit Agreement, the IQ loan, and the SIF loan
Non-current liabilities	125,327	163,806	(38,479)	Mainly due to factors explained above
Total liabilities	215,846	221,922	(6,077)	Mainly due to factors explained above
Total shareholders' equity	398,293	368,682	29,611	Due to net proceeds from the issuance of common shares under the ATM equity program, share-based compensation expense, foreign currency translation adjustment, and net earnings for the nine months ended September 30, 2022
(1)    Represents financial liabilities related to long-term debt and share warrant obligations as reflected in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021.

15.0     Cash Flows
Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three and nine months ended September 30, 2022 and 2021:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
	(in thousands)

Cash flows used in operating activities	(36,417)	(30,745)	(88,947)	(81,462)
Cash flows used in investing activities	(40,662)	(14,303)	(147,386)	(34,089)
Cash flows from (used in) financing activities	62,953	(35)	63,950	434,936
Effect of exchange rate changes on cash held in foreign currency	(2,264)	(1,374)	(2,707)	(1,447)
Net (decrease) increase in cash	(16,390)	(46,457)	(175,089)	317,938
Cash, end of period	66,613	317,847	66,613	317,847

Cash Flows Used in Operating Activities
For the nine months ended September 30, 2022, cash flows used in operating activities was $88.9 million, and was composed of Lion’s net earnings of $22.4 million driven by the factors discussed in section 13.0 of this MD&A, entitled "Results of Operations," net changes in non-cash working capital of $41.7 million, and net non-cash items of $69.7 million. Non-cash items of $69.7 million was mainly composed of the $86.0 million gain related to the change in fair value of share warrant obligations, partially offset by $9.8 million for share-based compensation expense and $7.8 million for depreciation and amortization. The increase in non-cash working capital was primarily driven by increases in inventory.
For the nine months ended September 30, 2021, cash flows used in operating activities was $81.5 million. The cash flows used was related to Lion’s net loss of $71.6 million driven by the factors discussed above, net changes in non-cash working capital of $45.1 million driven primarily by an increase in inventory which was partially offset by decreases in accounts receivable and trade accounts payable. These factors were partially offset by net non-cash items of $35.2 million, including $66.0 million related to share-based compensation, $4.8 million related to accretion expenses, and $3.9 million related to depreciation and amortization, partially offset by the $39.2 million gain related to the change in fair value of share warrant obligations.
Cash Flows Used in Investing Activities
Cash flows used in investing activities primarily relates to capitalized development costs for vehicle and battery systems, and capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.
For the nine months ended September 30, 2022, cash flows used in investing activities related to capital expenditures of $89.9 million and the acquisition of intangible assets of $57.5 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems. Capital expenditures for the nine months ended September 30, 2022 relate primarily to the Company’s growth projects in Joliet and Mirabel, as well as the ramp-up of its current manufacturing operations. Acquisitions of property, plant and equipment of $15.9 million and of intangible assets of $0.9 million were included in trade and other payables as at September 30, 2022.

For the nine months ended September 30, 2021, cash flows used in investing activities related to the acquisition of intangible assets of $26.6 million and capital expenditures of $9.4 million, partially offset by government assistance related to the acquisition of intangible assets of $1.9 million. The majority of the acquisition of intangible assets is related to capitalized development costs for vehicle and battery systems.
Cash Flows From (Used in) Financing Activities
Cash flows from financing activities were $64.0 million for the nine months ended September 30, 2022 and were primarily due to borrowings made under the Revolving Credit Agreement in the amount of of $37.9 million, and borrowings made under the Investissement Quebec and Strategic Innovation Fund of the Government of Canada loans in the aggregate amount of $11.1 million, and net proceeds from the issuance of common shares under the Company's ATM program of $19.2 million, partially offset by the repayment of lease liabilities of $3.8 million. See section 16.0 entitled "Liquidity and Capital Resources".
Cash flows from financing activities were $434.9 million for the nine months ended September 30, 2021, which was primarily due to proceeds relating to the closing of the Business Combination and the concurrent equity private placement on May 6, 2021, totaling $504.5 million, partially offset by net debt payments of $68.6 million and the repayment of lease liabilities of $1.7 million.
16.0     Liquidity and Capital Resources
Liquidity and Capital Management
As of September 30, 2022, Lion had a cash balance of $66.6 million. Lion incurred an operating loss of $60.4 million for the nine months ended September 30, 2022. Of the $60.4 million operating loss for the nine months ended September 30, 2022, $9.8 million relates to non-cash share-based compensation. The Company expects to continue to incur operating losses in the short term, as it continues to execute on its growth strategy.
Lion’s growth strategy, including the Company's capacity expansion projects in Joliet, Illinois and Mirabel, Quebec, and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in operating and investing activities is expected to continue to increase substantially as Lion scales its manufacturing operations to meet anticipated demand, makes progress with the industrialization of the Joliet Facility and the construction of the Lion Campus, purchases additional property and equipment, and continues the development of its product offering.

Lion currently expects to fund any future costs associated with the Joliet Facility with its cash on hand, cash it generates from the sale of its products and services, funds available under its revolving credit facilities, and proceeds from any sales of securities (including under the ATM Program). While such sources are also expected to be used in the case of the Lion Campus, the Lion Campus is also expected to be funded, to a significant extent, from support available under existing financing agreements with the Canadian federal (the SIF loan) and Quebec provincial government (the IQ loan), in the amount of up to approximately C$100 million (amounting to approximately C$50 million each), of which $10.8 million was used as of September 30, 2022. The Company estimates that approximately $35 million of the capital expenditures to be incurred in 2022 on the Lion Campus will be funded through the IQ and SIF loans, subject to meeting the requirements for the related claim process and timing under such instruments.

Lion's primary sources of liquidity used in the funding of its operations are currently its cash on hand, proceeds under its current ATM program, its existing credit facilities and other borrowings and debt capital as described in the section entitled “Capital Resources” below, including support from the Canadian federal and Quebec governments.

Lion will continue to closely monitor market conditions and its liquidity requirements in light of the flexibility provided by its existing sources of financing in the future. While Lion currently expects to seize opportunities that may become available to it to raise additional capital to fund its growth strategy and its projects, including through the ATM Program or other financing transactions, Lion cannot be certain that additional funds will be available to it on favorable terms when required, or at all. See section 17.0 of this MD&A, entitled "Financial Risk Management—Liquidity Risk."

Capital Resources

ATM Program

On June 17, 2022, the Company established an ATM Program that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company, for an aggregate offering amount of up to $125 million (or the Canadian dollar equivalent).

During the quarter ended September 30, 2022, the Company issued 4,708,822 common shares pursuant to the ATM Program at an average price of $4.35 per share for aggregate gross proceeds of $20.5 million, and for aggregate net proceeds of $19.2 million after the deduction of equity issuance fees of $1.3 million. Equity issuance fees were mainly related to legal costs which includes one-time fees incurred to establish the ATM Program ($1 million for the three months ended September 30, 2022) and net commissions paid to the agents under the ATM program ($0.3 million for the three months ended September 30, 2022). As at September 30, 2022, an aggregate gross sales limit of $104.5 million remained available for issuance under the ATM program.

Net proceeds from the ATM Program have been used, and any unused portion of existing or future net proceeds from the ATM Program will be used, to strengthen the Company’s financial position, and allow it to continue to pursue its growth strategy, including the Joliet Facility and Lion Campus.

Credit Agreement with Banking Syndicate

On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec (the “Revolving Credit Agreement”). The Revolving Credit Agreement initially provided for a committed revolving credit facility in the maximum principal amount of $100,000,000, and was amended on January 25, 2022 to, inter alia, increase the maximum principal amount available thereunder to $200,000,000. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory subject to customary eligibility and exclusionary criteria, advance rates and reserves. The Company estimates that as of September 30, 2022, an amount of approximately $90 million was available under the Revolving Credit Agreement based on the borrowing base calculation. The Company expects the amount available for borrowing to continue to increase as it continues to grow its working capital position. The credit facility under the Revolving Credit Facility currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in US dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2024. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test. For further details regarding the terms and conditions of the Revolving Credit Agreement, please refer to the copy of the Revolving Credit Agreement which has been made available on SEDAR at www.sedar.com and on EDGAR at

www.sec.gov. As at September 30, 2022, $36.9 million was drawn under the Revolving Credit Agreement, at weighted average all-in interest rate of 4.88%.
Financing Agreement with Investissement Quebec

On July 1, 2021, the Company entered into an interest-bearing secured loan agreement with Investissement Quebec (the “IQ Loan”) relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a pre-determined percentage of eligible qualified expenditures up to C$50,000,000. Contemplated capital expenditures are expected to allow receipt of such commitment in full. Disbursement by Investissement Quebec is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities.

The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning on the fifth anniversary of the first draw. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. The obligations under the IQ Loan are secured by a security interest, hypothec, and lien on substantially all of the Company’s and certain of its subsidiaries’ property and assets (subject to certain exceptions and limitations). As at September 30, 2022, $6.0 million was drawn under the IQ Loan.

Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada

On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a pre-determined percentage of eligible qualified expenditures up to C$49,950,000. Contemplated capital expenditures are expected to allow receipt of such commitment in full. Disbursement by the SIF is conditional upon, among other things, the Company's compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company's creation and maintenance of workforce, operations and R&D activities
The SIF Loan is repayable over a 15-year term beginning in 2026. The SIF Loan contains certain affirmative and negative covenants, including covenants relating to Company’s workforce, operations and R&D activities and to the location of its head office in Canada. As at September 30, 2022, $4.8 million was drawn under the SIF Loan.

Finalta-CDPQ Loan Agreement

On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Québec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million) and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024.

An aggregate amount of $22.2 million (C$30 million) was advanced under the Finalta-CDPQ Loan Agreement on November 8, 2022 upon entering into of the agreement and is outstanding as of the date hereof. A portion of the advances made under the Finalta-CDPQ Loan Agreement was used to repay in full the Company’s previous credit facilities entered into with Finalta on May 6, 2021 (the “Previous Finalta Credit Facilities”), under which approximately $9.8 million was outstanding as of September 30, 2022. All previous hypothecs and other liens relating to the Previous Finalta Credit Facilities were discharged upon repayment thereof.
The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries' activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses.
Equipment Financing
On September 27, 2022, Lion entered into a lease financing agreement with BMO Harris Bank N.A.("BMO") to finance portion of the purchase of the Company's automated guided vehicles (AGVs) for the Joliet Facility. This lease financing is for a maximum principal amount of $10 million and the five-year lease term begins in January 2023 bearing interest at approximately 6.4%, and includes an early purchase option after year four.

Former Debt Instruments Repaid in Connection with the Business Combination on May 6, 2021
Credit Agreement with National Bank of Canada
On February 25, 2019, Lion entered into a credit agreement with National Bank of Canada which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020, and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). In connection with the closing of the Business Combination and PIPE financing, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated.
March 2020 Convertible Loan
In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Quebec in the principal amount of $3,741,675 (C$5,000,000). The Convertible Loan had an initial maturity date of March 3, 2025, and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full.

September 2020 Convertible Debenture
In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Quebec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination and PIPE financing, the Convertible Debenture was repaid in full.
Off-Balance Sheet Arrangements
During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Contractual obligations
As disclosed in Note 7 to its annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, Lion enters into contractual obligations that will require it to disburse cash over future periods. In the normal course of business, the Company enters into purchasing agreements with suppliers related to raw material used in the manufacturing of vehicles. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased, at a fixed or variable price. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements. In addition, in connection with its various projects, including the Joliet Facility and Lion Campus, the Company enters into purchase and other commitments related to capital expenditures, as disclosed in section 8.0 of this MD&A, entitled "Operational Highlights."

Disclosure of Outstanding Share Data
As of November 9, 2022, the Company had the following issued and outstanding shares, warrants, stock options, restricted share units (“RSUs”), and deferred share units ("DSUs"):
•194,711,834 common shares, which are listed on the TSX and on the NYSE under the symbol LEV;
•27,111,323 Lion Warrants, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and “LEV WS,” respectively;
•the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 common shares upon an exercise on a cash basis (see section 13.0 of this MD&A, entitled “Components of Results of Operations—Change in Fair Value of Share Warrant Obligations”). The portion of the Specified Customer Warrant which was vested as of November 9, 2022 was exercisable for 5,302,511 common shares;
•stock options to purchase 9,623,273 common shares;
•297,658 RSUs, each representing the right to receive one common share; and
•78,910 DSUs, each representing the right to receive one common share.
17.0     Financial Risk Management
Lion is exposed to various risks in relation to financial instruments. The main types of risks are credit risk, currency risk, interest rate risk, and liquidity risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Lion does not actively engage in the trading of financial assets for speculative purposes, nor does it write options. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Credit Risk
Lion is exposed to credit risk by granting receivables to its customers and, in certain cases, making deposits in favour of certain suppliers. With respect to customers, Lion’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized on the consolidated statement of financial position. Lion continuously monitors defaults of customers and other counterparties, identified either individually or by group, and incorporates this information into its credit risk controls. Where available at reasonable cost, external credit ratings and/or reports on customers and other counterparties are obtained and used. Lion’s policy is to deal only with creditworthy counterparties. Lion’s management considers that all the financial assets that are not impaired or past due are of good credit quality. Lion has not experienced material credit losses to date.
Currency Risk
While Lion presents its financial statements in US dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings, warrant liabilities, and trade and other payables denominated in a foreign currency, being primarily the US dollar.
Interest Rate Risk
Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates as described in section 16.0 of this MD&A entitled "Liquidity and Capital Resources - Capital Reserves."

Liquidity Risk
Liquidity risk is the risk that Lion might be unable to meet its obligations related to its financial liabilities. Lion expects to use a significant portion of its current cash balance and expects to raise additional capital to fund its growth strategy in the future. Lion’s ability to access additional capital in in the future when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including additions to its current manufacturing facility in Saint-Jerome, as well as the finalization of its Joliet Facility and its Lion Campus.

18.0     Accounting Policies, Accounting Estimates and Judgments, and New Accounting Standards Not Yet Applied
Lion's significant accounting policies are described in Note 3 to its annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant Management Judgments in Applying Accounting Policies
The following are significant judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•Accounting treatment of business combination
•Capitalization of internally developed intangible assets; and
•Recognition of deferred tax assets.
Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Tax credits receivable;
•Impairment of non-financial assets;
•Leases;
•Useful lives of depreciable assets;
•Inventories; and
•Fair value measurement of share-based compensation and share warrant obligations.
For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to Note 3 to Lion's annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Initial application of new accounting standards and interpretations in the reporting standards
Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets

On May 12, 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, to clarify what costs an entity must consider in assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract, which include incremental costs (direct labor, material) and allocation of other costs that relate directly to fulfilling the contract (allocation of depreciation charge for an item of property, plant and equipment). The adoption of the amendments as of January 1, 2022 did not have an impact on the Company’s financial statements.

New Accounting Standards Not Yet Applied
New accounting standards not yet applied are described in Note 3 to the Company's annual audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

At the date of authorization of these financial statements, several other new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Group.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Group’s financial statements.
19.0     Emerging Growth Company Status
As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act and the exemption from certain more stringent executive compensation disclosure rules.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period, (iii) the last day of the fiscal year following the fifth anniversary of the date of the closing of the Business Combination or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and non-voting shares of common equity securities held by non-affiliates of $700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.
20.0     Internal Control over Financial Reporting
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of September 30, 2022, the end of the period covered by this MD&A. Based on this evaluation, the Company's Chief Executive Officer and Founder and Executive Vice-President and Chief Financial Officer have concluded that as of September 30, 2022, the end of the period covered by this report, the Company's disclosure controls and procedures were effective.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management’s Assessment on Internal Control over Financial Reporting
The Company is not obligated to include a report of management’s assessment on its internal control over financial reporting until its annual report for the year ended December 31, 2022.
21.0    Foreign Private Issuer Status
Lion qualifies as a “foreign private issuer” as defined under SEC rules. As long as Lion continues to qualify as a foreign private issuer under SEC rules (even if Lion no longer qualifies as an EGC), Lion will be exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:
•the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and
•the selective disclosure rules by issuers of material non-public information under Regulation FD.
Lion may take advantage of these exemptions until such time as Lion no longer qualifies as a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.
Foreign private issuers also are exempt from certain more stringent executive compensation disclosure rules. In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion, including with respect to certain independence criteria as well as the composition of board committees.

Additional Information
Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.